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                                                                 EXHIBIT (d)(9)

                   THE UNITED STATES LIFE INSURANCE COMPANY
                            In The City of New York

                        MONTHLY GUARANTEE PREMIUM RIDER
(Guarantee Period: First 20 Policy Years or, if Earlier, the Policy Anniversary
                     Nearest the Insured's 95th Birthday)

This rider has been issued and made a part of the policy to which it is attached.

Monthly Guarantee Premium (MGP). (Only applicable if Death Benefit Option 1 or 2 is in effect). The MGP for the Initial Specified Amount and any benefit riders in force on the Date of Issue is shown on the Policy Schedule. The Guarantee Period begins on the Date of Issue of the policy to which this rider is attached, and continues to the earlier of the following dates:

    1. The 20th policy anniversary; or

    2. The policy anniversary nearest the Insured's 95th birthday.

The policy to which this rider is attached will not terminate during the Guarantee Period if, on each Monthly Deduction Day during that period, the sum of premiums paid equals or exceeds:

    1. The sum of the MGPs from the Date of Issue, including the current month; plus

    2. Any partial surrenders and any increase in the loan amount since the start of the period.

MGP Grace Period. During the Guarantee Period, if the MGP requirement is not met, the guarantee will remain in force during the 61-day period that follows. This 61-day period is called the MGP Grace Period. If the amount required to keep the guarantee in force is not paid by the end of the MGP Grace Period, this rider will terminate and cannot be reinstated. We will:

    1. Give You at least 31 days notice prior to the end of the MGP Grace Period that the rider is in the MGP Grace Period. Such 31 days prior notice will be sent to You at Your last known address, and to the assignee of record, if any; and

    2. Advise You of the amount of premium required to prevent this rider from terminating.

If the Monthly Guarantee Premium has been paid as required, the policy's Accumulation Value will never be less than zero.

If the Policy has an Additional Rider Designed to Prevent Lapsing. Before allowing the policy to lapse, We will review the terms of any other riders attached to the policy that would prevent lapsing.

Changes. While this rider is in force, the MGP will be recalculated if:

1. The Specified Amount is increased or decreased;

2. A benefit rider is increased, decreased, added or removed;

3. There is a change in Premium Class; or

4. There is a change in the Death Benefit Option.

These changes will not affect the Guarantee Period then in effect, if any.

Rider Cost. There is no additional charge for this rider.

Reinstatement. This rider cannot be reinstated once it has been terminated.

Rider Termination. This rider will terminate on the earliest of the following:

1. Termination of the policy to which this rider is attached;

2. Failure to pay the required MGPs before the end of the MGP Grace Period;

3. Expiry of the Guarantee Period; or

4. At the end of the policy month in which We receive Your Written request for termination of this rider.

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Consideration. The consideration for this rider is the application for the base policy and this rider, and payment of the first premium for the base policy.

Policy Provisions Applicable. This rider is subject to the provisions of the policy to which it is attached except as provided in this rider.

The effective date of this rider is the Date of Issue of the policy.

                                   President

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